Mitsubishi Corporation
2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8594 Fax:+81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com

May 25, 2006
Our ref. No. PI 066

The U.S. Securities and Exchange Com
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Financ
Mail Stop 3-7
Washington, D.C. 20549

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Partial Change of the Articles of Incorporation**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Eiji Oshima
Senior Vice President,
Investor Relations

6/2

(Translation)

Translation of report filed with the Tokyo Stock Exchange on May 18, 2006

Partial Change of the Articles of Incorporation

Mitsubishi Corporation has announced that at a regular meeting of the Board of Directors held on May 18, 2006, a resolution was passed to submit a motion for seeking the approval of partial change of the Articles of Incorporation to an ordinary general meeting of shareholders for the fiscal year ended March 31, 2006, scheduled to be held on June 27, 2006. Details are as follows.

1. Contents and Reason of Changes

   In accordance with the enforcement of the "Corporate Law" (Law No. 86 of 2005) and the "Law Concerning Improvement, etc., of Various Acts Related to the Enforcement of the Corporate Law" (Law No. 87 of 2005), The Company will change it Articles of Incorporation. Specific contents and reason of changes are as shown in the attached sheets (altered portions are indicated with underlines).

   Note: These amendments don't necessarily include the grammatical and notational amendments in Japanese, as long as contents aren't changed.

2. Schedule

   Date of the general meeting of shareholders
   for changing the Articles of Incorporation: June 27, 2006
   Effectuation date of Articles of Incorporation changes: June 27, 2006

(Translation)

(Attachment)

Present Articles of Incorporation	*Proposed Amendments*	*Reason*
CHAPTER I General Provisions	**CHAPTER I General Provisions**	
ARTICLE I (Name of the Company) The name of the Company shall be Mitsubishi Shoji Kabushiki Kaisha. It shall be written in English as Mitsubishi Corporation or Mitsubishi Shoji Kaisha, Limited.	**ARTICLE I (Name of the Company)** The name of the Company shall be Mitsubishi Shoji Kabushiki Kaisha. It shall be written in English as Mitsubishi Corporation or Mitsubishi Shoji Kaisha, Limited.	The change is designed to seek unification of expressions in these Articles of Incorporation. (Hereafter the same with regard to modified articles: ARTICLES II, III, V, VI, IX, XI, XII, XIV-XVII, XX-XXIII, XXV, XXVIII, XXIX, XXXI, XXXII, XXXIV and ARTICLE XXXV.)
ARTICLE II (Objectives of the Company) The Company shall operate the following lines of business: 1. ~ (Omitted) 22	**ARTICLE II (Objectives of the Company)** The Company shall operate the following lines of business: 1. ~ (Same As At Present) 22	
ARTICLE III (Location of Head Office) The head office of the Company shall be situated at Chiyoda-ku, Tokyo, Japan.	**ARTICLE III (Location of Head Office)** The head office of the Company shall be situated at Chiyoda-ku, Tokyo, Japan.	
(Establish)	**ARTICLE IV (Organizational Bodies)** The Company shall have the following organizational bodies in addition to the general meeting of shareholders and Directors. 1. Board of Directors 2. Corporate Auditors 3. Board of Corporate Auditors 4. Accounting Auditors	This article is newly established to meet the so-called "deemed provision" of the Corporate Law.
ARTICLE IV (Method of Public Notices) Public notices of the Company shall be placed in the Nihon Keizai Shimbun published in Tokyo.	**ARTICLE V (Method of Public Notices)** Method of public notices of the Company shall be electronic notificationc. If electronic notification cannot be implemented for accidents or other unavoidable causes, public notices shall be placed in the gazette or Nihon Keizai Shimbun published in Tokyo.	This article is changed to adopt the electronic method of public notices, and also to widen the scope of options when the electronic method of public notices cannot be resorted to.
CHAPTER II Shares	**CHAPTER II Shares**	
ARTICLE V (Total Number of Shares) The total number of shares authorized to be issued by the Company shall be two thousand five hundred million (2,500,000,000) shares.	**ARTICLE VI (Total Number of Shares)** The total number of shares authorized to be issued by the Company shall be two thousand five hundred million (2,500,000,000) shares.	The change in this Article is designed to modify expressions used in accordance with the provisions of the Corporate Law.
ARTICLE VI (Acquisition of Treasury Shares) The Company may purchase (referring to "purchasing" provided for in the Commercial Code, Article 211-3, Paragraph 1, Item 2) treasury shares based on a resolution of its Board of Directors.	**ARTICLE VII (Acquisition of Treasury Shares)** The Company may purchase (referring to "purchasing" provided for in the Corporate Law, Article 165-2) treasury shares through market transactions, etc. based on a resolution of its Board of Directors	The change in this Article is designed to modify expressions used in accordance with the provisions of the Corporate Law.

Present Articles of Incorporation	*Proposed Amendments*	*Reason*
(ESTABLISH)	**ARTICLE VIII (Issuance of Share Certificates)** The Company shall issue certificates of its shares.	This article is newly established to meet the so-called "deemed provision" of the Corporate Law.
ARTICLE VII (Number of shares constituting One Unit, non-issuance certificates indicating fractions of One Unit and the additional purchase of certificates indicating fractions of One Unit) The number of shares which will constitute one unit of the shares of the Company ("Unit Stock") shall be one hundred (100) shares. The Company shall not issue share certificates indicating a number of shares less than one unit (hereinafter "Fractional Shares less than One Unit of Stock"), unless the Company deems such issuance necessary. A shareholder (herein including any beneficial shareholder) may ask the Company to sell its shares constituting One Unit in exchange for fractions of One Unit stock which, when added, constitute One Unit.	**ARTICLE IX (Number of shares constituting One Unit, non-issuance of certificates indicating fractions of One Unit, and the additional purchase of certificates indicating fractions of One Unit)** The number of shares which will constitute One Unit of Shares of the Company ("Unit Stock") shall be one hundred (100) shares. Notwithstanding the provision in the preceding Article, the Company shall not issue share certificates indicating Fractional Shares less than One Unit of Stock, unless the Company deems such issuance necessary. A shareholder (herein including any beneficial shareholder) may ask the Company to sell its shares constituting One Unit in exchange for fractions of One Unit stock which, when added, constitute One Unit.	The change in this Article is designed to modify expressions used in accordance with the provisions of the Corporate Law.
(Establish)	**ARTICLE X (Rights of Shareholders Holding Fractions of One Unit of Stock)** A shareholder of the Company cannot exercise any rights other than those shown hereunder for his (or her; hereunder the same) fractions of shares of less than One Unit of Stock: 1. Rights shown in the Corporate Law, Article 189, Paragraph 2, items thereof. 2. Rights to request acquisition of shares combined with acquisition claims. 3. Rights to receive allotment of owner-invited shares or owner-invited Stock Acquisition Rights. 4. Rights to make requests as provided for in the preceding Article, Paragraph 3.	The change is designed to establish a provision regarding the rights of shareholders with shares less than One Unit in accordance with the enforcement of the Corporate Law.
ARTICLE VIII (Denominations of Share Certificates) Denominations of share certificates to be issued by the Company shall be decided by resolution of the Board of Directors.	**ARTICLE XI (Denomination of Share Certificates)** Denominations of share certificates to be issued by the Company shall be decided by resolutions of the Board of Directors.	

(Translation)

Present Articles of Incorporation	*Proposed Amendments*	*Reason*
ARTICLE IX (Transfer Agent) The Company shall have a transfer agent with respect to its shares. The transfer agent and its office at which the Company shares are handled shall be determined by the Board of Directors, and shall be announced by public notice. The register of shareholders (herein including the register of beneficial shareholders) and the lost share certificate register of the Company shall be placed at the share handling office of the transfer agent, and the handling of shares, including the entry of a transfer in the register of shareholders, the entry or record in the register of beneficial shareholders and the lost share certificate register and the purchase/additional purchase by the Company of fractional shares of less than one Unit Stock, shall be carried out by the transfer agent, not by the Company.	**ARTICLE XII (Transfer Agent)** The Company shall have a transfer agent. The transfer agent and its office at which the Company shares are handled shall be determined by the Board of Directors, and shall be announced by public notices. Formulation and placement of the register of shareholders (herein including the register of beneficial shareholders), the original register of Stock Acquisition Rights and the lost share certificate register of the Company shall be entrusted to the transfer agent, and the Company shall not implement these activities.	This article is newly established to meet the so-called "deemed provision" of the Corporate Law. In accordance with the enforcement of the Corporate Law, work related to the original register of Stock Acquisition Rights is newly entrusted to the transfer agent, and expressions are changed in accordance with the provisions of the Corporate Law.
ARTICLE X (Handling of Shares) The procedures and the fees in connection with the handling of shares, including the entry of a transfer in the register of shareholders, the entry or record in the register of beneficial shareholders and the lost share certificate register, and the purchase and additional purchase by the Company of fractional shares of less than One Unit stock, shall be decided by the Board of Directors taking into consideration general practices.	**ARTICLE XIII (Handling of Shares)** The procedures and the fees in connection with the handling of shares, including the entry or record in the register of shareholders, the lost share certificate register and the original register of Stock Acquisition Rights, and the purchase and additional purchase by the Company of fractional shares of less than One Unit stock, shall be decided by the Board of Directors taking into consideration general practices.	The change in this Article is designed to modify expressions used in accordance with the provisions of the Corporate Law.
ARTICLE XI (Record Date) The Company shall deem any shareholder entered or recorded in the register of shareholders as of the close of business on the last day of each business term to be a shareholder who is entitled to exercise his or her rights as a shareholder at the ordinary general meeting of shareholders concerning the closing of accounts for such business term. Unless otherwise provided for in the preceding paragraph or elsewhere in the Articles of Incorporation, the Company may, whenever necessary, by resolution of the Board of Directors and by giving prior public notice, deem any shareholder or pledgee entered or recorded in the register of shareholders as of the close of business on a specified date to be a shareholder or pledgee who is entitled to exercise his or her rights as a shareholder or pledgee.	**ARTICLE XIV (Record Date)** The Company shall deem any shareholder entered or recorded in the register of shareholders as of the close of business on the last day of each business year to be a shareholder who is entitled to exercise his or her rights as a shareholder at the ordinary general meeting of shareholders concerning such business year. Unless otherwise provided for in the preceding paragraph or elsewhere in the Articles of Incorporation, the Company may, whenever necessary, by resolution of the Board of Directors and by giving prior public notice, deem any shareholder or pledgee entered or recorded in the register of shareholders as of the close of business on a specified date to be a shareholder or pledgee who is entitled to exercise his or her rights as a shareholder or pledgee.	The change in this Article is designed to modify expressions used in accordance with the provisions of the Corporate Law.

(Translation)

Present Articles of Incorporation	*Proposed Amendments*	*Reason*
CHAPTER III General Meeting of Shareholders	**CHAPTER III General Meeting of Shareholders**	
ARTICLE XII (Convening of General Meeting of Shareholders) An ordinary general meeting of shareholders shall be convened in June of each year, and an extraordinary general meeting of shareholders shall be convened from time to time, whenever necessary.	**ARTICLE XV (Convening General Meeting of Shareholders)** An ordinary general meeting of shareholders shall be convened in June of each year, and an extraordinary general meeting of shareholders shall be convened from time to time, whenever necessary.	
ARTICLE XIII (Chairman) The President and Chief Executive Officer shall convene a general meeting of shareholders and shall assume its chairmanship. In case, however, the President and Chief Executive Officer is prevented by unavoidable circumstances from so acting, or in case the post of the President and Chief Executive Officer is vacant, one of the other Directors shall act in his stead, according to the order as decided by the Board of Directors.	**ARTICLE XVI (Chairman)** The President and Chief Executive Officer shall convene a general meeting of shareholders and shall assume the chairmanship. In case, however, the President and Chief Executive Officer is prevented by unavoidable circumstances from so acting, or in case the post of the President and Chief Executive Officer is vacant, one of the other Directors shall act in his stead, according to the order as decided by the Board of Directors.	
ARTICLE XIV (Exercise of Voting Right by Proxy) A shareholder may appoint another shareholder having voting right to be his proxy in order to exercise his voting right.	**ARTICLE XVII (Exercise of Voting Right by Proxy)** A shareholder may appoint another shareholder (one person only) having voting right to be his or her proxy in order to exercise his or her voting rights.	The provision in this Article is changed to limit the number of proxies for exercising the voting rights of shareholders.
(Establish)	**ARTICLE XVIII (Internet-based Disclosure of Reference Data for General Meeting of Shareholders)** In convening a general meeting of shareholders, the Company may deem to have supplied information about reference-documents for the general meeting, business reports, calculation sheets and matters to be stated or indicated in consolidated calculation sheets to shareholders, by disclosing the information via an Internet-used method in accordance with provisions of laws and ordinances.	A provision stipulating that part of reference materials, etc. for a general meeting of shareholders can be disclosed through the use of the Internet is newly established to allow improved information disclosure in accordance with the enforcement of the Corporate Law.

(Translation)

Present Articles of Incorporation	*Proposed Amendments*	*Reason*
ARTICLE XV (Resolution) A special resolution by a general meeting of shareholders (which refers to a resolution stipulated in Article 343 of the Commercial Code of Japan) shall be adopted when, at a general meeting of shareholders where shareholders with voting rights surpassing 1/3 of the aggregate voting rights of the total shareholders are present, it is approved by a vote of 2/3 or more of the voting rights present. All resolutions other than those provided for in the preceding paragraph shall be adopted by a majority vote of the shareholders present, unless otherwise provided for by laws or ordinances or by the Articles of Incorporation.	**ARTICLE XIX (Resolution)** A special resolution by a general meeting of shareholders (which refers to a resolution stipulated in the Corporate Law, Article 309, Paragraph 2) shall be adopted when, at a general meeting of shareholders where shareholders with voting rights surpassing 1/3 of the aggregate voting rights of the total shareholders capable of exercising such rights are present, it is approved by a vote of 2/3 or more of the voting rights present. All resolutions other than those provided for in the preceding paragraph shall be adopted by a majority vote of the shareholders present, unless otherwise provided for by laws or ordinances or by the Articles of Incorporation.	The changes are designed to alter the quoted provisions and expressions in accordance with the provisions of the Corporate Law.
CHAPTER IV Directors, Board of Directors and Executive Officers	**CHAPTER IV Directors, Board of Directors and Executive Officers**	
ARTICLE XVI (Election of Directors) Directors shall be elected at a general meeting of shareholders. With respect to the resolutions for the election provided for in the preceding paragraph, the attendance of shareholders owning not less than one-third of the total number of voting rights shall be required. The resolutions for the election of Directors shall not be conducted by cumulative voting.	**ARTICLE XX (Election of Directors)** Directors shall be elected by resolutions of a general meeting of shareholders. With respect to resolutions for the election provided for in the preceding paragraph, the attendance of shareholders owning not less than one-third of total voting rights of qualified shareholders shall be required. Resolutions for the election of Directors shall not be conducted by cumulative voting.	The change in this Article is designed to modify expressions used in accordance with the provisions of the Corporate Law.
ARTICLE XVII (Term of Office of Directors) The term of office of each of the Directors shall expire at the close of the ordinary general meeting of shareholders held for the latest settlement of accounts within one year from assumption of office.	**ARTICLE XXI (Term of Office of Directors)** The term of office of each of the Directors shall expire at the close of the ordinary general meeting of shareholders held for the last business year that ends within one year from assumption of office.	The change in this Article is designed to modify expressions used in accordance with the provisions of the Corporate Law.
ARTICLE XVIII (Representative Directors and Directors in Title) By resolution of the Board of Directors, Representative Directors shall be appointed. Each of the Representative Directors shall represent the Company severally and shall administer the affairs of the Company in accordance with resolutions of the Board of Directors. By resolution of the Board of Directors, the Chairman of the Board of Directors, the Vice Chairman of the Board of Directors, and the President and Chief Executive Officer may be appointed.	**ARTICLE XXII (Representative Directors and Directors in Title)** By resolution of the Board of Directors, Representative Directors shall be elected. Each of the Representative Directors shall represent the Company severally and shall administer the affairs of the Company in accordance with resolutions of the Board of Directors. By resolutions of the Board of Directors, the Chairman of the Board of Directors, the Vice Chairman of the Board of Directors, and the President and Chief Executive Officer may be elected.	The change in this Article is designed to modify expressions used in accordance with the provisions of the Corporate Law.

(Translation)

Present Articles of Incorporation	*Proposed Amendments*	*Reason*
ARTICLE XIX (Convening of Meetings of the Board of Directors) The Chairman of the Board of Directors shall convene a meeting of the Board of Directors and shall assume its chairmanship. In case, however, the Chairman of the Board of Directors is prevented by unavoidable circumstances from so acting, or in case the post of the Chairman of the Board of Directors is vacant, one of the other Directors shall act in his stead, according to the order as decided by the Board of Directors. Each of the Directors and Corporate Auditors shall be notified of a meeting of the Board of Directors at least three (3) days before the date set for such meeting.	**ARTICLE XXIII (Convening of Meetings of the Board of Directors)** The Chairman of the Board of Directors shall convene a meeting of the Board of Directors and shall assume its chairmanship. In case, however, the Chairman of the Board of Directors is prevented by unavoidable circumstances, from so acting, or in case the post of the Chairman of the Board of Directors is vacant, one of the other Directors shall act in his stead, according to the order as decided by the Board of Directors. Each of the Directors and Corporate Auditors shall be notified of a meeting of the Board of Directors at least three (3) days before the date set for such meeting.	
(Establish)	**ARTICLE XXIV (Omission of Resolution by the Board of Directors)** If a Director submits a proposal regarding a matter, which is the purpose of a resolution by the Board of Directors, and if all of the Directors indicate their consent to the said proposal, either in writing or by electromagnetic records (excluding if a Corporate Auditor states his disagreement with the proposal), the Company shall deem that the Board of Directors has adopted a resolution approving the said proposal.	This provision is newly established so that the Board of Directors can be flexibly managed because adoption of resolutions by the Board of Directors, based on documents or electronic records, has become possible as a result of the enforcement of the Corporate Law.
ARTICLE XX (Remuneration for Directors) Remuneration for Directors shall be decided by resolution of a general meeting of shareholders.	**ARTICLE XXV (Remuneration for Directors)** Remuneration for Directors (refers to remuneration stipulated in the Corporate Law, Article 361) shall be decided by resolution of a general meeting of shareholders.	The change in this Article is designed to modify expressions used in accordance with the provisions of the Corporate Law.
ARTICLES XXI (Reduction in Liabilities of Directors) The Company may exempt directors from their liabilities within the limits of laws or ordinances, pursuant to a resolution by the Board of Directors (refers to a resolution based on Article 266-12 of the Commercial Code of Japan). The Company may conclude an agreement with its external directors on limiting his or her liabilities to the higher of the following two amounts: a preset sum above ¥10 million or a sum fixed by laws or ordinances (refers to an agreement based on Article 266-19 of the Commercial Code of Japan).	**ARTICLE XXVI (Reduction in Liabilities of Directors)** The Company may exempt Directors from their liabilities within the limits of laws or ordinances, pursuant to a resolution by the Board of Directors (refers to a resolution based on the Corporate Law, Article 426, Paragraph 1). The Company may conclude an agreement with its external directors on limiting his or her liabilities to the higher of the following two amounts: a preset sum above ¥10 million or a sum fixed by laws or ordinances (refers to an agreement based on the Corporate Law, Article 427, Paragraph 1).	The changes are designed to alter the quoted provisions and expressions in accordance with the provisions of the Corporate Law.

(Translation)

Present Articles of Incorporation	*Proposed Amendments*	*Reason*
ARTICLES XXII (Executive Officers) By resolution of the Board of Directors, Executive Officers to carry out certain assigned duties of the Company may be appointed. By resolution of the Board of Directors, the President and Chief Executive Officer may be appointed among Representative Directors, and the Senior Executive Vice Presidents, Executive Vice Presidents and other Executive Officers may be appointed.	**ARTICLE XXVII (Executive Officers)** By resolution of the Board of Directors, Executive Officers, to carry out certain assigned duties of the Company, may be appointed. By resolution of the Board of Directors, the President and Chief Executive Officer may be elected from among the Representative Directors, and the Senior Executive Vice Presidents, Executive Vice Presidents and other Executive Officers may be elected.	The change is designed to seek unification of expressions in these Articles of Incorporation.
CHAPTER V Corporate Auditors and Board of Corporate Auditors	**CHAPTER V Corporate Auditors and Board of Corporate Auditors**	
ARTICLE XXIII (Election of Corporate Auditors) Corporate Auditors shall be elected at a general meeting of shareholders. With respect to the resolution for the election provided for in the preceding paragraph, the attendance of shareholders owning not less than one-third of the total number of voting rights shares shall be required.	**ARTICLE XXVIII (Election of Corporate Auditors)** Corporate Auditors shall be elected by resolution of a general meeting of shareholders. With respect to a resolution for the election provided for in the preceding paragraph, the attendance of shareholders owning not less than one-third of total voting rights of qualified shareholders shall be required.	The change in this Article is designed to modify expressions used in accordance with the provisions of the Corporate Law.
ARTICLE XXIV (Term of Office of Corporate Auditors) The term of office of each of the Corporate Auditors shall expire at the close of the ordinary general meeting of shareholders held for the latest settlement of accounts within four years from assumption of office.	**ARTICLE XXIX (Term of Office of Corporate Auditors)** The term of office of each of the Corporate Auditors shall expire at the close of the ordinary general meeting of shareholders held for the last business year that ends within four year from assumption of office.	The change in this Article is designed to modify expressions used in accordance with the provisions of the Corporate Law.
ARTICLE XXV (Full-time Corporate Auditors and Senior Corporate Auditors) Full-time Corporate Auditors shall be elected by mutual election of Corporate Auditors, and Senior Corporate Auditors may be elected from the full-time Corporate Auditors.	**ARTICLE XXX (Full-time Corporate Auditors and Senior Corporate Auditors)** Full-time Corporate Auditors shall be elected at the Board of Corporate Auditors from among Corporate Auditors, and Senior Corporate Auditors may be elected from among the full-time Corporate Auditors.	The change in this Article is designed to modify expressions used in accordance with the provisions of the Corporate Law, and indication are partially changed.
ARTICLE XXVI (Convening of Meetings of the Board of Corporate Auditors) Each of the Corporate Auditors shall be notified of a meeting of the Board of Corporate Auditors at least three (3) days before the date set for such meeting.	**ARTICLE XXXI (Convening Meetings of the Board of Corporate Auditors)** Each of the Corporate Auditors shall be notified of a meeting of the Board of Corporate Auditors by at lest three (3) days before the date set for such meeting.	
ARTICLE XXVII (Remuneration for Corporate Auditors) Remuneration for Corporate Auditors shall be decided by resolution of a general meeting of shareholders.	**ARTICLE XXXII (Remuneration for Corporate Auditors)** Remuneration for Corporate Auditors (refers to remunerations, etc. provided for in the Corporate Law, Article 387) shall be decided by resolution of a general meeting of shareholders.	The change in this Article is designed to modify expressions used in accordance with the provisions of the Corporate Law.

Present Articles of Incorporation	*Proposed Amendments*	*Reason*
ARTICLE XXVIII (Reduction in Liabilities of Corporate Auditors) The Company may exempt its Corporate Auditors from their liabilities within the limit of laws and ordinances based on a resolution of the Board of Directors (refers to a resolution pursuant to the provisions of Article 266-12 of the Corporate Code, which is applied with reference to Article 280-1 of the Commercial Code of Japan).	**ARTICLE XXXIII (Reduction in Liabilities of Corporate Auditors)** The Company may exempt its Corporate Auditors from their liabilities within the limit of laws and ordinances based on a resolution of the Board of Directors (refers to a resolution pursuant to the Corporate Law, Article 426, Paragraph 1).	The changes are designed to alter the quoted provisions and expressions in accordance with the provisions of the Corporate Law.
(Establish)	The Company may conclude an agreement with its External Auditor on limiting his or her liabilities to the higher of the following two amounts: a preset sum above ¥10 million or a sum fixed by laws or ordinances (refer to an agreement based on the Corporate Law, Article 427, Paragraph 1).	Because it has become possible as a result of the enforcement of the Corporate Law to conclude an agreement with an external auditor on reduction in his or her liabilities, a provision is newly established so that the external auditor can fully display the role expected from him or her.
CHAPTER VI Accounts	**CHAPTER VI Accounts**	
ARTICLE XXIX (Business Term and Settlement of Accounts) The business term of the Company shall begin on April 1 of each year and end on March 31 of the following year. The settlement of accounts shall be made at the end of each business term.	**ARTICLE XXXIV (Business Year)** The business year of the Company shall begin on April 1 of each year and end on March 31 of the following year. **(Delete)**	The change in this Article is designed to modify expressions used in accordance with the provisions of the Corporate Law.
ARTICLE XXX (Dividends) Dividends on shares for each business term shall be distributed to those shareholders or pledgees who are entered or recorded in the register of shareholders as of the close of business on the last day of each business term. **(Moved from ARTICLE XXXI)**	**ARTICLE XXXV (Dividends Based on Surplus)** The Company may, by resolution of a general meeting of shareholders, distribute dividends to those shareholders or pledgees who are entered or recorded in the register of shareholders as of the close of business on the last day of each business year. In addition to the arrangement in the preceding paragraph, the Company may, by a resolution of the Board of Directors, pay interim dividends to those shareholders or pledgees who are entered or recorded in the register of shareholders as of the close of business on September 30 of each year.	The change in this Article is designed to modify expressions used in accordance with the provisions of the Corporate Law.

Present Articles of Incorporation	*Proposed Amendments*	*Reason*
ARTICLE XXXI (Interim Dividends) The Company may, by resolution of the Board of Directors, pay interim dividends, which mean the cash distributed pursuant to the provisions of Article 293-5 of the Commercial Code of Japan (hereinafter called "interim dividends"), to those shareholders or pledgees who are entered or recorded in the register of shareholders as of the close of business on September 30 of each year.	**(Moved to ARTICLE XXXV2)**	The change in this Article is designed to modify expressions used in accordance with the provisions of the Corporate Law.
ARTICLE XXXII (Period of Exclusion of Payment of Dividends and Interim Dividends) If dividends or interim dividends are not received within three (3) full years from the date of commencement of payment thereof, the Company shall be received of the obligation to pay such dividends or interim dividends.	**ARTICLE XXXVI (Period of Exclusion of Payment of Dividends and Interim Dividends)** If dividends or interim dividends are not received within three (3) full years from the date of commencement of payment thereof, the Company shall be received of the obligation to pay such dividends or interim dividends.	Expressions used are modified in accordance with the preceding Article.